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                                       February 11, 1999

FEDERAL EXPRESS
---------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. William L. Tolbert, Jr.
           Mr. Harry S. Pangas

              Re: CASULL ARMS CORPORATION (THE "COMPANY")
                  WITHDRAWAL OF FORM SB-2
                  FILED ON NOVEMBER 27, 1996
                  FILE NO. 333-16911


Dear Ladies and Gentlemen:

          Please be advised that on behalf of the Company, we hereby request that the above referenced Form SB-2 be withdrawn pursuant to the provisions of Rule 477 of the rules and regulations under the Securities Act of 1933.

          Please call the undersigned at (212) 830-5778 if you have any comments or if we can furnish any additional information or otherwise be of assistance.

                                       Very truly yours,

                                       /s/ Willie E. Dennis

                                       Willie E. Dennis